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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                                  Cellcom Corp.
                                (Name of Issuer)

                          Common Stock. $.001 par value
                         (Title of class of securities)

                                    151154309
                                 (CUSIP Number)

                                    with copy to:  Jack Becker, Esq.
Jay H. Brown                                       Snow Becker Krauss P.C.
520 South Fourth Street                            605 Third Avenue
Las Vegas, Nevada 89101                            New York, New York 10158
(702) 384-5563                                    (212) 687-3860
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 10, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                Page 1 of 4 pages
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                                  SCHEDULE 13D

CUSIP No. 151154309                                            Page 2 of 4 Pages
- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Jay H. Brown
                ###-##-####
- --------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                              (b) / / See Item 5
- --------------------------------------------------------------------------------
3       SEC USE ONLY

- --------------------------------------------------------------------------------
4       SOURCE OF FUNDS

                PF
- --------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               / /
- --------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
- --------------------------------------------------------------------------------
                7       SOLE VOTING POWER
                                2,898,441
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                      0
    EACH        ----------------------------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON                       2,898,441
                ----------------------------------------------------------------
                10      SHARED DISPOSITIVE POWER
                                0
- --------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,915,441
- --------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXLUDES CERTAIN SHARES
                                                                            / /
- --------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.2%
- --------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

                IN
- --------------------------------------------------------------------------------

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                                                              Page 3 of 4 Pages

         Except as amended herein, the Schedule 13D dated July 20, 1985, with respect to the shares of Common Stock, $.001 par value per share (the "Shares") of Cellcom Corp. (the "Issuer"), remains in full force and effect.

         Item 5 is hereby amended to read in its entirety as follows:

Item 5.           Interest in Securities of the Issuer.

         Mr. Brown may be deemed to beneficially own 2,915,441 Shares, or approximately 25.2% of the issued and outstanding shares of Common Stock of the Issuer. Such Shares include 17,000 shares owned or record by Mr. Brown's wife. Mr. Brown possesses sole voting and dispositive power with respect to the remaining 2,898,441 Shares.

Item 7.           Material to be Filed as Exhibits.

         Exhibit 99 - Prior Transactions During the Last Sixty Days with Respect to the Securities of Cellcom Corp. Effectuated by Jay H. Brown and Not Previously Reported by Mr. Brown on Schedule 13D.
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                                                              Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated: July 15, 1996                /s/ Jay H. Brown
                                    ----------------
                                      Jay H. Brown
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                                EXHIBIT INDEX



Exhibit No.                             Description

   99 Prior Transactions During the last Sixty Days With Respect to the Securities of Cellcom Corp. Effectuated by Jay H. Brown and not Previously Reported by Mr. Brown